SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

( Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____ to ____

Commission file number 0-13585

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Integra Bank Corporation

Employees’ 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Integra Bank Corporation

21 Southeast Third Street, Evansville, Indiana 47705

Required Information

A.	Financial Statements and Schedules:

     Independent Auditors’ Report - December 31, 2003 and 2002

     Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

     Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002

     Notes to Financial Statements

     Schedule H: Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

     Schedule I: Form 5500, Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes at End of Year

B.	Exhibits

     23 - Consent of BKD, LLP

Independent Accountants’ Report

Administrative Committee
Integra Bank Corporation Employees’ 401(k) Plan
Evansville, Indiana

We have audited the accompanying statements of net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan (Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended and the accompanying supplemental schedules. These financial statements and schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and schedules referred to above present fairly, in all material respects, the net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Evansville, Indiana
April 15, 2004

Federal Employer Identification Number: 44-0160260

Integra Bank Corporation Employees’ 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments	$18,949,842	$14,052,426

Receivables
Employer’s contributions	34,027	44,148
Participants’ contributions	60,649	58,832
Accrued interest and dividends	25,451	22,115
Other receivables	—	17,391

	120,127	142,486

Cash	1,643	16,886

Total assets	19,071,612	14,211,798
Liabilities
Accounts payable	28,696	90,304

Net Assets Available for Benefits	$19,042,916	$14,121,494

See Notes to Financial Statements

Integra Bank Corporation Employees’ 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Investment Income
Net appreciation (depreciation) in fair value of investments	$3,317,414	$(2,930,645)
Interest and dividends	285,315	328,659

Net investment income	3,602,729	(2,601,986)

Contributions
Employer	980,456	882,010
Participants	1,737,547	1,537,183
Rollovers	227,098	750,305

	2,945,101	3,169,498

Total additions	6,547,830	567,512

Deductions
Benefits paid directly to participants	1,507,117	2,445,392
Administrative expenses	119,291	123,955

Total deductions	1,626,408	2,569,347

Net Increase (Decrease)	4,921,422	(2,001,835)
Net Assets Available for Benefits, Beginning of Year	14,121,494	16,123,329

Net Assets Available for Benefits, End of Year	$19,042,916	$14,121,494

See Notes to Financial Statements

Integra Bank Corporation Employees’ 401(k) Plan

Notes to Financial Statements
December 31, 2003 and 2002

Note 1: Description of the Plan

The following description of the Integra Bank Corporation Employees’ 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions, which is available from the Plan administrator, Integra Bank Corporation.

     General

The Plan is a defined contribution plan covering substantially all employees of Integra Bank Corporation (Company) and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s trustee is Integra Bank, N.A.

     Contributions

Participants may contribute up to 100% of their annual compensation. Contributions are subject to certain limitations. Each eligible participant receives a Company matching contribution equal to 100% of the participant’s contribution up to 3% of compensation, and 50% of the participant’s contribution on the next 2% of compensation. In addition, the Company may make a profit sharing contribution that is allocated to the individual accounts based on the percentage of the employee’s compensation to total compensation of all eligible employees. Rollover contributions may be made by employees who previously participated in a tax-qualified retirement plan maintained by another employer provided that it satisfies all applicable requirements of the Internal Revenue Code and any other requirements that the Plan administrator may establish.

Participants direct the investment of their contributions as well as the Company’s contribution into various investment options offered by the Plan. The Plan currently offers 11 mutual funds and Integra Bank Corporation common stock as investment options for participants.

     Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contributions, forfeitures of terminated participants’ nonvested profit sharing accounts and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

     Vesting

Participants are immediately vested in their voluntary, rollover and employer safe harbor matching contributions plus earnings thereon. Vesting in the Company’s profit sharing contribution portions of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested in his profit sharing account after one year of continuous service. Alternatively, a participant may become fully vested in his profit sharing account upon the attainment of age 65,

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

disability, death or termination of the Plan. The nonvested balance is forfeited upon termination of service. Forfeitures relating to the profit sharing accounts are allocated among active participants based upon compensation.

     Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account. At December 31, 2003 and 2002, Plan assets include $102,585 and $57,264, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

     Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2: Summary of Significant Accounting Policies

     Valuation of Investments and Income Recognition

Quoted market prices are used to value investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Plan Tax Status

The Plan obtained its latest determination letter on March 19, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.

     Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Note 3: Investments

The Plan’s investments are held by Charles Schwab & Co., Inc. The following table presents the Plan’s investments. Investments that represent 5% or more of total Plan assets are separately identified.

	2003	2002
Investments at Fair Value as Determined by Quoted Market Price
Mutual funds
Harbor Bond Fund	$2,593,157	$2,575,576
Vanguard Index Trust 500 Fund	6,323,190	4,847,071
Alger Mid Cap Growth Fund	2,020,587	1,227,437
Charles Schwab Family Funds – Retirement Money	1,785,289	1,922,771
Janus Overseas Fund	972,466	659,652
Selected American Shares	1,036,204	584,332
Other funds	1,774,443	643,972
Common stock – Integra Bank Corporation	2,400,973	1,591,110

	18,906,309	14,051,921
Investments at Cost Which Approximates Market
Money market fund	43,533	505

Total investments	$18,949,842	$14,052,426

During the years ended 2003 and 2002, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by $3,317,414 and $(2,930,645), respectively, as follows:

	2003	2002
Investments at Fair Value as Determined by
Quoted Market Price
Mutual funds	$2,861,416	$(2,674,792)
Common stock	455,998	(255,853)

Net appreciation (depreciation) in fair value	$3,317,414	$(2,930,645)

Interest and dividends realized on the Plan’s investments for the years ended 2003 and 2002, were $285,315 and $328,659, respectively.

Note 4: Related Party Transactions

The Integra Bank Trust Department acts as Trustee of the Plan. Trustee fees of $51,970 and $21,668 were paid by the Plan for the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the Plan had accounts payable of $12,220 and $19,217, respectively, due to the Trustee.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Included in Plan assets at December 31, 2003 and 2002, were shares of Integra Bank Corporation common stock totaling $2,400,973 and $1,591,110, respectively.

The Plan incurs expenses related to general administration and recordkeeping. The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 5: Plan Amendment

Effective January 1, 2003, the Plan was amended in order to satisfy the requirements of a safe harbor plan. The significant provisions of the safe harbor amendment relate to safe harbor employer matching contributions and vesting of employer matching contributions.

Note 6: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002, to Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$19,042,916	$14,121,494
Amounts allocated to withdrawing participants	(102,585)	(57,264)

Net assets available for benefits per Form 5500	$18,940,331	$14,064,230

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2003 and 2002, to Form 5500:

	2003	2002
Benefits paid to participants per the financial statements	$1,507,117	$2,445,392
Add: Amounts allocated to withdrawing participants at end of year	102,585	57,264
Less: Amounts allocated to withdrawing participants at beginning of year	(57,264)	(144,097)

Benefits paid to participants per Form 5500	$1,552,438	$2,358,559

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Supplemental Schedules

Integra Bank Corporation Employees’ 401(k) Plan
EIN 35-1632155 PN 002

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2003

Participant Contributions	Total that Constitutes Nonexempt
Transferred Late to Plan	Prohibited Transactions
Participant Contributions for the Week Ended December 20, 2002	$58,832

Integra Bank Corporation Employees’ 401(k) Plan
EIN 35-1632155 PN 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2003

Identity of Issuer (a)	Description of Investment	Current Value
Mutual Funds
Harbor Bond Fund	Mutual fund, 219,201.80 shares	$2,593,157
Vanguard 500 Index Fund	Mutual fund, 61,587.51 shares	6,323,190
Janus Overseas Fund	Mutual fund, 47,070.01 shares	972,466
Harbor Capital Appreciation Fund	Mutual fund, 28,178.02 shares	741,645
Selected American Shares	Mutual fund, 31,239.20 shares	1,036,204
Alger Mid Cap Growth Fund	Mutual fund, 258,387.12 shares	2,020,587
Janus Mid Cap Value Fund	Mutual fund, 18,687.20 shares	381,032
DFA U.S. Small Cap Value Fund	Mutual fund, 11,180.30 shares	256,141
Columbia Acorn Fund	Mutual fund, 16,915.76 shares	381,620
Charles Schwab Family Funds – Retirement Money	Mutual fund, 1,785,289.34 shares	1,785,289
Charles Schwab Family Funds – Institutional Advantage	Mutual fund, 14,004.55 shares	14,005

		16,505,336
Common Stock – Integra Bank Corporation*	Common stock, 109,135.12 shares	2,400,973
Money Market Fund – Charles Schwab
Family Funds – Money Market Fund	Money market fund, .39%	43,533

		$18,949,842

*	Related party

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Integra Bank Corporation
Employees’ 401 (k) Plan
By: Integra Bank Corporation, as Plan Administrator

June 25, 2004	/s/ Nancy G. Epperson

Date	Nancy G. Epperson
Director of Human Resources